[CORRECTION AND REPLACEMENT FROM SOURCE]

Sphere 3D Completes US$20 Million Debt Financing with Opus Bank

SAN JOSE, Calif. – April 6, 2016 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization and data management solutions provider and parent company of Overland Storage and Tandberg Data, today announced that it has entered into a US$20 Million debt financing, consisting of a US$10 Million Revolving Credit Facility and a US$10 Million Term Loan Facility, with Opus Bank (“Opus”) (NASDAQ: OPB).

Eric Kelly, Chairman and Chief Executive Officer of Sphere 3D commented, “We are coming off a year where we have undertaken a significant transformation and have positioned the company for growth in 2016. In preparing for this growth, we are excited to have the opportunity to partner with Opus Bank, whose strength, leadership and experience in working with leading technology companies, provides us with the necessary foundation to capitalize on our opportunities.”

Kevin McBride, Senior Managing Director and Head of the Technology Banking division at Opus Bank, stated, "Sphere 3D has developed differentiated hybrid cloud solutions and partnered with leading global technology companies to help organizations modernize their IT infrastructure in a flexible and affordable way.” McBride added, “The senior debt solution provided by Opus Bank is an example of Opus’ technology experience and capability to deliver needed financing to middle-market technology companies like Sphere 3D. Opus is pleased to have the opportunity to become Sphere 3D’s lead commercial bank.”

Technology Banking at Opus Bank

Opus Bank’s Technology Banking division serves later stage, venture-backed, private equity, and public middle-market technology companies that focus on intellectual property (IP), software, hardware, and IT services.

About Opus Bank

Opus Bank is an FDIC insured California-chartered commercial bank with $6.6 billion of total assets, $5.5 billion of total loans, and $5.3 billion in total deposits as of December 31, 2015. Opus Bank provides high-value, relationship-based banking products, services, and solutions to its clients through its Retail Bank, Commercial Bank, Merchant Bank, and Correspondent Bank. Opus Bank offers a suite of treasury and cash management and depository solutions and a wide range of loan products, including commercial business, healthcare, technology, multifamily residential, commercial real estate, and structured finance, and is an SBA preferred lender. Opus Bank offers commercial escrow services and facilitates 1031 Exchange transactions through its Escrow and Exchange divisions. Opus Bank provides clients with financial and advisory services related to raising equity capital, targeted acquisition and divestiture strategies, general mergers and acquisitions, debt and equity financing, balance sheet restructuring, valuation, strategy, and performance improvement through its Merchant Banking division and its broker-dealer subsidiary, Opus Financial Partners. Opus Bank operates 58 client experience centers, including 33 in California, 22 in the Seattle/Puget Sound region in Washington, two in the Phoenix metropolitan area of Arizona, and one in Portland, Oregon. Opus Bank is an Equal Housing Lender.

About Sphere 3D
Sphere 3D Corp. (NASDAQ: ANY) delivers containerization and virtualization technologies along with data management products that enable workload-optimized solutions. We achieve this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. Sphere 3D’s value proposition is simple and direct—we allow organizations to deploy a combination of public, private or hybrid Cloud strategies while backing them up with state of the art storage solutions. Sphere 3D, along with its wholly-owned subsidiaries Overland Storage and Tandberg Data, has a strong portfolio of brands including Glassware 2.0™, SnapCLOUD™, SnapScale®, SnapServer®, V3, RDX®, and NEO®. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D or @overlandstorage.

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Investor Contact:
Blueshirt Group
Michael Bishop
415-217-4968
mike@blueshirtgroup.com

Safe Harbor Statement
This press release may contain forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; any increase in Sphere 3D’s cash needs or our inability to obtain additional debt or equity financing; performance and functionality of our products,; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov), and risks detailed in the Form F-4/A relating to Sphere 3D’s merger with Overland Storage filed with the SEC. Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.